Exhibit 16.1

August 3, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated August 3, 2006 of Thermadyne Holdings Corporation and are in agreement with the statements contained therein, except we have no basis to agree or disagree with the statements of the registrant contained in the last paragraph of Item 4.01 therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements included in the second paragraph on page 3 therein, we had considered such matters in determining the nature, timing, and extent of procedures we performed in our audit of the registrants 2005, 2004 (as restated), and seven months ended 2003 (as restated) financial statements.

/s/ Ernst & Young LLP